EXHIBIT (a)(3)

The Hertz Corporation

225 Brae Boulevard
Park Ridge, New Jersey 07656-0713

February 2, 2001

Dear Stockholder:

      I am pleased to inform you that The Hertz Corporation has entered into a merger agreement with Ford Motor Company pursuant to which an indirect, wholly owned subsidiary of Ford has commenced a tender offer to purchase all of the outstanding shares of Hertz Class A Common Stock for $35.50 per share in cash. The tender offer will be followed by a merger, in which each publicly-held share of Hertz Class A Common Stock not purchased in the tender offer will be converted into the right to receive $35.50 per share in cash.

      An independent Special Committee of your Board of Directors, and your full Board of Directors, has each determined that the terms of the Ford tender offer and the merger are fair to and in the best interests of the Hertz public stockholders, and both the Special Committee and the Hertz Board recommend that the Hertz public stockholders accept the Ford tender offer and tender their shares of Hertz Class A Common Stock pursuant to the tender offer.

      In arriving at their recommendations, the Special Committee and the Hertz Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the written opinion of the Special Committee’s financial advisor, Lazard Frères & Co. LLC, that, as of the date of the opinion, the consideration to be received by the holders of Hertz Class A Common Stock in the tender offer and the merger pursuant to the merger agreement with Ford is fair from a financial point of view to the Hertz public stockholders. A copy of Lazard’s written opinion, which sets forth the assumptions made, procedures followed and matters considered by Lazard in rendering its opinion, can be found in Annex A to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

      Enclosed are the Ford Offer to Purchase, dated February 2, 2001, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for the Special Committee’s and the Hertz Board’s conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.

Craig R. Koch
President and Chief Executive Officer